FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).

2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.

3. Indicate the number of authorized shares and par value, if any of each class or series after the change.

4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.

5. Indicate provisions, if any, regarding fractional shares that are affected by the change.

6. NRS required statement.

7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.

8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: Classover Holdings, Inc. Entity or Nevada Business Identification Number (NVID): NV20253499248
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 50,000,000 shares of Class A common stock, par value $0.0001 per share, and 2,000,000,000 shares of Class B common stock, par value $0.0001 per share. 10,000,000 shares of Preferred Stock, par value $0.0001 per share.
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 1,000,000 shares of Class A common stock, par value $0.0001 per share, and 40,000,000 shares of Class B common stock, par value $0.0001 per share. 10,000,000 shares of Preferred Stock, par value $0.0001 per share.
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: Each fifty (50) shares of the corporation's common stock, issued and outstanding immediately prior to the effective time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A common stock or Class B common stock, as applicable.
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: No fractional shares of common stock will be issued in connection with the reverse stock split. Stockholders that would hold a fractional share of common stock as a result of the reverse stock split will have such fractional shares of common stock rounded up to the nearest whole share of common stock.
6. Provisions:	Shareholder approval is not required pursuant to NRS 78.207(1).
7. Effective date and time: (Optional)	Date: March 9, 2026 Time: 12:01am EST (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	X [signature] Signature of Officer CEO Title March 4, 2026 Date

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.